16003446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 24 2016

SEC FILE NUMBER
8- 67808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YYY MM/DD/YY

RMS

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL STRATEGIES FP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.
515 PROVIDENCE HIGHWAY, SUITE 103
(No. and Street)

DEDHAM	MA	02026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN A. BRANSON 781-326-1009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, STEVEN A. BRANSON ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL STRATEGIES FP, LLC , as of DECEMBER 31 , 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

MEMBER Manager

Title

Sharon Benay

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STRATEGIES FP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of
Financial Strategies FP, LLC

We have audited the accompanying statement of financial condition of Financial Strategies FP, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Strategies FP, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Strategies FP, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Financial Strategies FP, LLC's financial statements. The supplemental information is the responsibility of Financial Strategies FP, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, computation

of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
January 27, 2016

FINANCIAL STRATEGIES FP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	16,408
Other assets		923
	$	17,331

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,300
Member's equity		13,031
	$	17,331

The accompanying notes are an integral part of these financial statements.

FINANCIAL STRATEGIES FP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 172,682
Expenses:	
Professional Fees	20,133
Other expenses	4,091
Total Expenses	24,224
Net income	$ 148,458

FINANCIAL STRATEGIES FP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at January 1, 2015	$ 12,819
Capital contributions	-
Net income	148,458
Capital withdrawals	(148,246)
Balance at December 31, 2015	$ 13,031

The accompanying notes are an integral part of these financial statements.

FINANCIAL STRATEGIES FP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows provided by operating activities:	
Net income	$ 148,458
Adjustments to reconcile net income to	
net cash provided by operating activities:	-
(Increase) Decrease in operating assets:	
Decrease in other assets	2,229
Increase (Decrease) in operating liabilities:	
Increase in accounts payable, accrued expenses	1,150
Total adjustments	3,379
Net cash provided by operating activities	151,837
Cash flows used for investing activities:	
None	-
Cash flows used for financing activities:	
Capital withdrawals	(148,246)
	(148,246)
Increase in cash	3,591
Cash at beginning of the year	12,817
Cash at end of the year	$ 16,408
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

FINANCIAL STRATEGIES FP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority, Inc. (FINRA).

Fee and Commission Income
Fees are earned from providing advice on asset allocation, analysis and review of both marketable and privately placed securities, review of investment managers and brokers, and recommending specific mutual funds to clients.

Commissions are earned from referring clients to full service brokers.

Accounts Receivable
Management closely monitors outstanding accounts receivable, and charges off to expense all balances that are determined to be uncollectible.

Revenue Recognition
Fees and commission income are recognized on the trade date (accrual basis).

Income Taxes
Taxable income (or loss) is passed through to the sole member of the company, and not taxed at the company level. Thus there is no provision or liability for income taxes in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined of $5,000, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $12,108 at December 31, 2015, which exceeds required net capital of $5,000 by $7,108. The ratio of aggregated indebtedness to net capital at December 31, 2015 was .36 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company utilizes office space from its sole member. No rent was charged to the Company in 2015. The Company does have a cost-sharing agreement where the affiliate, Steven A. Branson, Esq., has adequate assets and has agreed to pay all expenses such as rent and utilities relating to activities of the Company.

NOTE 4 – CONCENTRATIONS

The Company derived 100% of its revenue from one customer for the year ended December 31, 2015.

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 27, 2016, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

FINANCIAL STRATEGIES FP, LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015

SCHEDULE I

FINANCIAL STRATEGIES FP, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2015

Aggregate Indebtedness		
Accounts payable and accrued expenses	$	4,300
Total Member's Equity	$	13,031
Adjustments to Net Capital		
Other assets		(923)
Net Capital, as defined	$	12,108
Net Capital Requirement	$	5,000
Net Capital In Excess of Requirement	$	7,108
Ratio Of Aggregate Indebtedness To Net Capital		.36 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report	$	12,108
Net audit adjustments		-
Increase in non-allowables and haircuts		-
Net capital per above	$	12,108

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2013.

SCHEDULE II

FINANCIAL STRATEGIES FP, LLC

**COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

DECEMBER 31, 2015

Financial Strategies FP, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of
Financial Strategies FP, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Financial Strategies FP, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Strategies FP, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Financial Strategies FP, LLC stated that Financial Strategies FP, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Strategies FP, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Strategies FP, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
January 27, 2016

Assertions Regarding Exemption Provisions

I, as the sole member of management of Financial Strategies FP, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period June 1, 2014 to December 31, 2014.

Financial Strategies FP, LLC

By:

Steven A. Branson, Sole Member

January 27, 2016